SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 7)*

CCF Holding Co.

(Name of Issuer)

Common Stock, $.10 par value per share

(Title of Class of Securities)

12487X 10 4 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12487X 10 4	Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heritage Bank Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 135,698 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 135,698

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,698
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 12487X 10 4	Page 3 of 6

Item 1	(a).	Name of Issuer:

CCF Holding Co.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

101 North Main Street Jonesboro, Georgia 30236

Item 2	(a).	Name of Person Filing:

Heritage Bank Employee Stock Ownership Plan

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

101 North Main Street Jonesboro, Georgia 30236

Item 2	(c).	Citizenship:

Georgia

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.10 par value per share

Item 2	(e).	CUSIP Number:

12487X 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.

	(j)	☒ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP NO. 12487X 10 4	Page 4 of 6

Item 4.	Ownership:

(a) Amount beneficially owned:

135,698

(b) Percent of class:

5.7%

(c) Number of shares as to which such person has

(i) sole power to vote or direct the vote:

0

(ii) shared power to vote or direct the vote:

135,698

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or direct the disposition of:

135,698

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of the Members of the Group:

This Schedule 13G Amendment is being filed on behalf of the Heritage Bank Employee Stock Ownership Plan (the “Plan”) by the Plan Committee and the Plan Trustees both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains disclosure regarding the identification of members of these groups.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 12487X 10 4	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2006
Signature:	/s/ John B. Lee
Name:	John B. Lee, Jr., Trustee

Date:	February 13, 2006
Signature:	/s/ Edwin S. Kemp
Name:	Edwin S. Kemp, Jr., Trustee

Date:	February 13, 2006
Signature:	/s/ Charles S. Tucker
Name:	Charles S. Tucker, Trustee.

CUSIP NO. 12487X 10 4	Page 6 of 6

EXHIBIT A

IDENTIFICATION OF MEMBERS OF GROUP

Shares of common stock of the issuer are held in trust for the benefit of participating employees by the Plan Trustees. The Plan Trustees share voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustees vote stock allocated to participant accounts as directed by participants. Shares held by the Plan Trust, but not yet allocated, are voted by the Plan Trustees as directed by the Plan Committee. Investment direction is exercised by the Plan Trustees as directed by the Plan Committee. The Plan Committee and the Plan Trustees share voting and dispositive power with respect to the unallocated stock held by the Plan pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended. Members of the Plan Committee, as of December 31, 2005, are John B. Lee, Jr., Edwin S. Kemp, Jr. and Charles S. Tucker. The Plan Trustees, as of December 31, 2005, are John B. Lee, Jr., Edwin S. Kemp, Jr. and Charles S. Tucker.